Exhibit 1

Stock Symbol: AEM (NYSE, TSX)	For further
information:
Investor Relations
(416) 947-1212

AGNICO-EAGLE FILES TECHNICAL REPORT ON GOLDEX MINE PROJECT

TORONTO (November 1, 2012) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today announced the filing of a technical report in respect of the Goldex mine project.  The technical report has an effective date of October 14, 2012, and is available at www.sedar.com.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders’ exposure to gold, on a per share basis.  It has declared a cash dividend for 30 consecutive years.

www.agnico-eagle.com